EXHIBIT 99.1

Westport Fuel Systems Announces New Chief Financial Officer

VANCOUVER, British Columbia, May 31, 2018 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPRT) (Nasdaq:WPRT) today announced the appointment of Mike Willis as Chief Financial Officer ("CFO") effective June 11, 2018. Ashoka Achuthan, Westport Fuel Systems current CFO, will step down from his position but continue to serve as an advisor to the leadership team through a transition period.

Mr. Willis has had a distinguished career in corporate finance, private equity and investment banking, with unique expertise in the renewable energy sector. Prior to joining Westport Fuel Systems, he served as CFO of Gevo, Inc., a Nasdaq-listed renewable chemical and advanced biofuels company, from 2013 to 2018. He joined Gevo in 2012 as Executive Vice President of Corporate Development & Strategy. Prior to Gevo, Mr. Willis served as Operating Principal at Virgin Green Fund, a growth equity fund focused on the renewable energy and resource efficiency sectors, from 2007 to 2013. From 2005 to 2007, Mr. Willis was part of the Virgin Group, initially joining as Investment Manager of Virgin Management Limited and later as Principal of Virgin Fuels. He worked in corporate development, finance, and strategy roles assisting several of Virgin’s portfolio companies in executing their growth strategies and corporate finance transactions at senior management and board levels. Mr. Willis’ career also covers private equity and investment banking roles in the United States and Canada, working with companies spanning the retail, consumer products, manufacturing, services and technology sectors. He holds an MBA from INSEAD in France and a Bachelor of Commerce from Queen’s University in Canada.

“We are delighted to have Mike join Westport Fuel Systems as CFO,” said Nancy Gougarty, Chief Executive Officer of Westport Fuel Systems. “Mike brings excellent credentials in both public and private capital markets, a proven track record of financial stewardship and an extensive knowledge in the renewable energy sector. Mike will be an asset to the company as we continue to advance our position within the alternative fuel market and execute on our path towards profitability.”

“Westport Fuel Systems is at a pivotal stage of becoming a profitable, sustainable company, by leveraging its core strengths of technology leadership and market innovation,” said Mr. Willis. “I am excited to be joining the company’s team of passionate, dedicated experts, who are constantly striving to maximize the value of the company’s existing technology platforms, while concurrently pursuing innovative opportunities amid global environmental challenges. I look forward to playing a key role as the company moves into its next stage of growth and value creation for its stakeholders.”

“On behalf of our Board, our executive team, and our employees I want to thank Ashoka for his leadership contributions over the past five years,” Gougarty continued. “Ashoka has pivoted us through various critical moments while continuously improving our operational results and capital structure, leading up to the commercialization of Westport HPDI 2.0™. We are grateful for his dedication and wish him the best as he relocates to his family.”

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Caroline Sawamoto
Senior Manager, Investor Relations & Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com